UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark One)

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 2002

       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
             For the transition period from ____________ to ______________


                            COMMISSION FILE #0-11321

           A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:


             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN


           B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                       UNIVERSAL AMERICAN FINANCIAL CORP.
          SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                                    FORM 11-K

                                TABLE OF CONTENTS


                                                                                        Page No(s).
                                                                                       -----------

Independent Auditors' Report                                                                F-1

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001            F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
   December 31, 2002                                                                        F-3

Notes to Financial Statements                                                            F-4 - F10

Supplemental Schedule:

   Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at Year End)
      as of December 31, 2002                                                              F-11


Signature                                                                                  F-12

EXHIBITS

   Exhibit 23.1 - Independent Auditors' Consent                                            F-13



                          INDEPENDENT AUDITORS' REPORT


THE BOARD OF TRUSTEES OF
UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
RYE BROOK, NEW YORK


We have audited the accompanying statements of net assets available for benefits of Universal American Financial Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP



New York, New York
October 15, 2003

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001


                                                   2002               2001
                                                   ----               ----
ASSETS

Investments at fair value:
   Registered investment companies            $   228,619       $  4,877,421
   Employer securities - company stock          2,625,669          3,179,553
   Participants' loans                            262,135            318,894
   Unsettled trades                             4,519,498                  -
                                           ---------------    ---------------
           Total investments                    7,635,921          8,375,868
                                           ---------------    ---------------
Receivables:
      Employer's contributions                     11,307             16,868
      Participants' contributions                  38,719             62,279
      Receivable - other                                -              4,303
                                           ---------------    ---------------
           Total receivables                       50,026             83,450
                                           ---------------    ---------------
Cash and equivalents                              906,985            990,225
                                           ---------------    ---------------
           TOTAL ASSETS                         8,592,932          9,449,543
                                           ---------------    ---------------

LIABILITIES

Due to participants                                17,011              2,443
                                           ---------------    ---------------
           TOTAL LIABILITIES                       17,011              2,443
                                           ---------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS               8,575,921          9,447,100
                                           ================   ===============




                 See accompanying notes to financial statements.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002


                                                                       2002
                                                                       ----

Investment income:
      Net depreciation in fair value of investments:
             Registered investment companies                      $  (987,720)
             Employer securities - company stock                     (510,881)
                                                              ----------------
                     Subtotal                                      (1,498,601)

      Dividend income on registered investment companies              104,658
      Interest income on participant loans                             25,312
                                                              ----------------
      Total investment income (loss)                              (1,368,631)

Contributions:
      Employer's contributions                                        310,116
      Employee's contributions                                      1,182,437
                                                              ----------------
      Total contributions                                           1,492,553

Benefits paid to participants                                       (964,710)
Administrative expenses                                              (30,391)
                                                              ----------------


           NET DECREASE                                             (871,179)

NET ASSETS AVAILABLE FOR BENEFITS
      January 1, 2002                                              9,447,100
                                                              ----------------
      December 31, 2002                                         $  8,575,921
                                                              ================




                 See accompanying notes to financial statements.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE A - DESCRIPTION OF PLAN
-------  -------------------

Effective April 1, 1992, Universal American Financial Corp. (hereafter called the "Company") adopted the Universal American Financial Corp. 401(k) Savings Plan (hereafter called the "Plan"), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the IRS Code of 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1984.

           1.  ADMINISTRATION OF THE PLAN
               --------------------------

           The Administrator is the named fiduciary that is responsible for execution of the Plan's provisions, construction, required record keeping, directing and advising the Trustees regarding investment and payment procedures. They are also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations. Through December 31, 2002, the Administrator was CBIZ Retirement Services, Inc. Transamerica Retirement Services was named Administrator effective January 1, 2003.

           Reliance Trust Company was the custodian for all Plan investments through December 31, 2002. Effective January 1, 2003, all Plan investments were transferred to Investors Bank and Trust Company of Boston, as custodian.

           2.  PARTICIPATION IN THE PLAN
               -------------------------

           Any employee who, on the effective date of the Plan, is not:

             1. included in a collective bargaining unit;
             2. a non-resident who is not paid compensation;
             3. a part-time employee (i.e., works less than 20 hours per week);
             4. under 21 years of age

           may participate on that date. Thereafter, each employee who meets the above criteria and additionally either completes three months of employment as a full-time employee and exceeds 250 hours or service during three months of continuous employment is eligible as of the next quarter. An employee ceases to be a participant if he ceases employment for any reason (including death or retirement), or if the Company ceases to exist. If a person no longer meets the requirements for participation while he is an employee, he shall remain a participant but shall not be entitled to a share of any company contributions, and may not make elective contributions until those requirements are met. Additionally, an employee who has contributed less than $3,000 may, at the election of the Company, be refunded the sum of his contribution, plus interest.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE A - DESCRIPTION OF PLAN (CONT'D)
------   ----------------------------

           3.  CONTRIBUTIONS
               -------------

           Eligible employees may contribute to the Plan, through payroll deductions, up to 20% of his compensation to a variety of funds, including the Company's common stock. He may also contribute distributions from qualified defined benefit or contribution plans, which would exclude plans that provide for the payment of benefits in the form of a life annuity or a qualified joint and survivor annuity. The Company may match employees' contributions with its common stock. Presently, the Company will match 50% of the participant's contributions up to a maximum of two percent of the participant's eligible salary. The percentage may be adjusted or discontinued as of a valuation date that is thirty (30) days after written notice of the change has been furnished to employees.

           The deferral percentage for highly compensated employees shall not exceed either the percentage allowed for other participants by 25% or by two percentage points and 100%. The deferral percentage means the average of the ratios of the amount of the elective contribution account for such Plan year.

           4.  PARTICIPANTS' ACCOUNTS
               ----------------------

           Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participants' account balances that are reflected in the total asset value of the Plan is not the same as the total participants vested benefits, as all participants are not fully vested.

           5.  VESTING
               -------

           The entire interest of a participant in his elective contribution account and non-elective contribution accounts is 100% vested at all times. The interest of a participant in his discretionary and matching contributions accounts vest 25% after two years, 25% more per year thereafter, with 100% vestment after five years of service. Additionally, the entire interest of a participant in his discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan. Upon (partial) termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested. If a person ceases to be a participant for any reason, and his entire interest in his discretionary and matching contribution accounts has not become fully vested, the unvested portion of these accounts are forfeited.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE A - DESCRIPTION OF PLAN (CONT'D)
------   ----------------------------

           6.  INVESTMENT OPTIONS
               ------------------

           Amounts credited to participants' accounts under the Plan are invested by the employer-appointed investment committee. Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options. These options consist of various equity investments (funds) and a qualifying employer security: the Company's common stock.

           The participant may elect, on not more frequently than any valuation date, to have all or any portion of his interest in any investment fund(s) transferred to any other investment fund(s). The participant may not transfer to any other fund the following contributions:
                     a.) a matching contribution made by the Company, b.) non-elective contribution, c.) discretionary contribution that is made in the form of Company stock.

           7.  PARTICIPANT NOTES RECEIVABLE
               ----------------------------

           The Administrator may permit a participant to borrow from the trust fund an amount equal to between $1,000 and generally 50% of the value of his vested interest, but he may not borrow in the aggregate an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made. The loan shall be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit. The participant must direct the Company to withhold from each payment and pay to the Trustee an amount sufficient to repay the loan over its term. If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Trust Fund. A participant may not apply for a loan while he has another loan outstanding. Participants with more than a 10% interest in the capital or profits of the Company or 5% owners of the Company must also have approval from the appropriate regulatory authority.

           Effective December 31, 2002 participants have outstanding loan balances totaling $262,135. These loans have various maturity dates, with interest rates ranging from between 6.25% and 11.5%.

           8.  PAYMENT OF BENEFITS
               -------------------

           Unless the participant otherwise elects he normally shall start to receive benefits, in either lump sum or installment payments, not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

                   a.) participant's attainment of age 65;
                   b.) participant's attainment of his tenth year in the Plan; c.) termination of participant's employment.


           The entire interest will be distributed no later than April 1 following the calendar year in which he attains age 70 1/2, or if later, in the year in which he retires (applies to other than a 5% owner of the Company; a 5% or greater owner must take distributions by April 1 of the calendar year following attainment of age 70 1/2). In cases of hardship, the participant may have a portion of his vested interest distributed to him. Upon attainment of age 59 1/2, he may elect in writing to receive a single sum of his entire interest while continuing to stay in the Plan. If a participant dies, his beneficiary shall be paid a lump sum amount. If he elects to not receive a distribution of his vested interest as of the date he ceases to be a participant, any amount of his company contribution account in excess of his vested interest shall be forfeited. The participant may elect to have any portion of his benefits to be directly transferred to an eligible retirement plan.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE A - DESCRIPTION OF PLAN (CONT'D)
------   ----------------------------

           9.  FORFEITED ACCOUNTS
               ------------------

           At December 31, 2002, forfeited nonvested accounts totaled $58,117. These accounts will be used to reduce future employer contributions.

           10.  NOTE TO PLAN DESCRIPTION
                ------------------------

           The plan description above provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


NOTE B - SUMMARY OF ACCOUNTING POLICIES
-------  ------------------------------

           1.  BASIS OF ACCOUNTING
               -------------------

           The financial statements of the Plan are prepared under the accrual method of accounting.

           2.  USE OF ESTIMATES
               ----------------

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

           3.  INVESTMENT VALUATION AND INCOME RECOGNITION
               -------------------------------------------

           The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair market value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           4.  PAYMENT OF BENEFITS
               -------------------

           Benefit payments to participants are recorded upon distribution.

           5.  ADMINISTRATIVE EXPENSES
               -----------------------

           Administrative expenses consist of custodial costs of servicing and accounting for the assets of the Plan.

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE C - PLAN AMENDMENT AND TERMINATION
------   ------------------------------

           Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.


NOTE D - TAX STATUS
------   ----------

           The Plan has received a determination letter from the Internal Revenue Service dated January 17, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.


NOTE E - CONTRIBUTION INCOME
------   -------------------

           The participants are allowed to choose among various investment alternatives. The contribution to these funds in calendar year 2002 originated from the participants' salary deferral contributions of $1,160,086 and from participants' rollover contributions of $22,351. The remaining contributions were made by the Company in the amount of $310,116, comprising the total contribution of $1,492,553.

           All of the Company contributions purchased shares of the Company's common stock, as the participants do not direct the investment alternatives for the Company contribution

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE F -  INVESTMENTS
--------  -----------

The following schedule of plan assets presents investments at December 31, 2002:

           Employer Securities
           * Universal American Financial Corp. (Company stock)                                                       $2,625,669

           Registered Investments Companies
             Alger Midcap Growth Class A Stock Fund                                                                      228,619

           Participants' Loans                                                                                           262,135

           Unsettled Trades                                                                                            4,519,498
                                                                                                                   -------------
                                               Total Investments                                                    $  7,635,921
                                                                                                                   =============

In connection with the change in Plan Administrators, new investment funds replaced the previous funds. In preparation for the transfer the following funds were liquidated, however, the trades were not settled as of December 31, 2002:

           Employer Securities
      *    Universal American Financial Corp. (Company stock)                                                           $480,174

      Registered Investments Companies
      Stock Funds:
           Baron Asset                                                                             221,119
           Fidelity Diversified International                                                      144,257
      *    Spartan US Equity Index                                                                 774,881
           Fidelity Contrafund                                                                     360,436
      *    Fidelity Magellan                                                                       679,916
           Janus Worldwide                                                                         389,163
           Neuberger Berman Partners Trust                                                         243,688
                                    Total stock funds                                            2,813,460

           Bond Funds
           Strong corporate bond                                                                   316,194

           Blended Funds
      *    Janus balanced                                                                                                909,670
                                                                                                                   -------------
                                        Total Investments                                                             $4,519,498
                                                                                                                   =============

All investments are participant directed except for the matching employer contribution of company stock which is nonparticipant-directed.

The investments that are marked by an asterisk ("*") represent 5% or more of the net assets of the Plan.


             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001



Under the new Plan Administrator participants can select from the following funds:


SPECIALITY                                                  LARGE/MID VALUE EQUITY
Franklin Micro Cap Value Fund                               Diversified Value and Income Fund

INTERNATIONAL EQUITY                                        HYBRID
Templeton Foreign Fund                                      Janus Adviser Balanced Fund

GLOBAL EQUITY                                               BOND
Oppenheimer Global Fund                                     Diversified Core Bond Fund
                                                            Strong Government Securities Fund
LARGE/MID GROWTH EQUITY
Transamerica Premier Equity Fund                            CASH EQUIVALENTS
Transamerica Premier Growth Opportunities Fund              Transamerica Stable Value Fund
Diversified Mid Cap Growth Fund
Janus Adviser Capital Appreciation Fund                     OTHER
                                                            Universal American Financial Corp.
LARGE/MID BLEND EQUITY                                      Company Stock
Transamerica Premier Core Equity Fund
Diversified Stock Index Fund




NOTE G - NONPARTICIPANT-DIRECTED INVESTMENTS
------   -----------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, for the year ended December 31, 2002, is as follows:

     Employer securities - company stock:
                                                                        2002

     Balance at beginning of year                                 $  3,179,553
     Contributions                                                     514,866
     Net appreciation (depreciation) - realized and unrealized        (510,881)
     Benefits paid to participants                                     (84,433)
     Inter-fund transfers, unsettled trades, and fees                 (473,436)
                                                                  -------------

     Balance at end of year                                       $  2,625,669

                                                                 EIN# 11-2580136
                                                                        PLAN#002

             UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN
           SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT YEAR END)
                             AS OF DECEMBER 31, 2002
                                ($ IN THOUSANDS)



            IDENTITY OF ISSUE                                 DESCRIPTION OF INVESTMENT
                BORROWER                                      INCLUDING MATURITY DATE,
               LESSOR OR                                      RATE OF INTEREST, COLLATERAL,                               CURRENT
              SIMILAR PARTY                                    PAR, OR MATURITY VALUE                     COST             VALUE
      ----------------------------             ------------------------------------------------------   ----------    --------------
(A)              (B)                                                   (C)                                (D)               (E)


        UNIVERSAL AMERICAN FINANCIAL CORP. STOCK FUND
        ---------------------------------------------

*       Universal American                                   Universal American Financial Corp.
        Financial Corp.                                       common stock (450,500 shares)                5.819      $     2,626

        STOCK FUNDS
        -----------

        Alger                                                  Alger Midcap Growth Class A                    **              229


        OTHER INVESTMENTS
        -----------------
        Unsettled Trades                                                                                                    4,519

        LOAN FUND
        ---------

*       Loans to Participants                           Loans Receivable from Participants, maturing at
                                                         various dates bearing interest at rates from
                                                         6.25% - 11.50%                                      N/A              262
                                                                                                                        -----------

                                                          TOTAL                                                         $     7,636
                                                                                                                        ===========


*       Indicates party-in-interest

** Cost information not required for member directed investments.



                                   SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Financial Corp. 401(k) Savings Plan has duly caused this annual report to be signed in its behalf by the undersigned thereunto duly authorized.


                         UNIVERSAL AMERICAN FINANCIAL CORP. 401(K) SAVINGS PLAN




                         By:  /s/ Robert A. Waegelein
                              -------------------------------------------------
                              Robert A. Waegelein, Trustee



Date:  October 15, 2003